Exhibit 99.3

Bijzondere Algemene Vergadering van 26 juli 2016 Special Shareholders’ Meeting of 26 July 2016

Volmacht	Proxy
(enkel te gebruiken door Aandeelhouders)	(to be used by Shareholders only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

(Als de naam van de volmachtdrager niet is ingevuld, wordt de volmacht geacht te zijn gegeven aan elk lid van het Legal Department van de Vennootschap, individueel handelend)	(If the name of the proxy holder is not completed, the proxy will be deemed to be given to each member of the Company’s Legal Department, with the power to act individually)

hierna de “volmachtdrager”,

aan wie hij/zij volmacht geeft tot het bijwonen van en om stemrechten uit te oefenen tijdens de Bijzondere Algemene Vergadering van de Vennootschap die zal worden gehouden op dinsdag 26 juli 2016 om 14 uur in de kantoren van notaris Matthieu Derynck (Van Halteren, Geassocieerde notarissen, De Lignestraat 13, 1000 Brussel), alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.

hereinafter the “proxy holder”,

to whom he/she gives power of attorney to attend and exercise voting rights at the Special Shareholders’ Meeting of the Company to be held on Tuesday 26 July 2016 at 2:00 p.m. CET at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels), as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmacht-drager ook voor deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote for such new agenda items insofar the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Agenda

Benoeming van een Bestuurder	Appointment of a Director

Voorstel van besluit: De Algemene Vergadering besluit om mevrouw Mary Kerr te benoemen als Bestuurder van de Vennootschap voor een periode die zal eindigen onmiddellijk na de Gewone Algemene Vergadering van 2020, en, op	Proposed resolution: The Shareholders’ Meeting resolves to appoint Ms. Mary Kerr as a Director of the Company for a period ending immediately after the Annual Shareholders’ Meeting of 2020, and, upon the proposal of the Board and in

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Bijzondere Algemene Vergadering van 26 juli 2016 Special Shareholders’ Meeting of 26 July 2016

voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemings-en Remuneratiecomité van de Vennootschap, om haar te benoemen als onafhankelijke Bestuurder omdat zij beantwoordt aan de onafhankelijkheids-criteria uiteengezet in artikel 526ter van het Wetboek van vennootschappen. De Algemene Vergadering erkent dat de bezoldiging (exclusief onkosten) van mevrouw Kerr voor de periode beginnend op de datum van haar benoeming en eindigend op 31 december 2016 pro rata temporis zal worden vastgelegd overeenkomstig de bezoldigingsprincipes voor het boekjaar dat eindigt op 31 december 2016 die werden goedgekeurd door de Gewone Algemene Vergadering van 26 april 2016 (zevende agendapunt).	accordance with the advice of the Company’s Nomination and Remuneration Committee, to appoint Ms. Kerr as an Independent Director as she meets the criteria of independence set forth in article 526ter of the Belgian Companies Code. The Shareholders’ Meeting acknowledges that the remuneration principles for the financial year ending on 31 December 2016 approved by the Annual Shareholders’ Meeting of 26 April 2016 (seventh agenda item) shall apply to determine the compensation (excluding expenses) of Ms. Kerr, pro rata temporis, for the period starting on the date of her appointment and ending on 31 December 2016.

Steminstructie:	Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan elk lid van het Legal Department van Galapagos NV, individueel handelend. Deze personen zijn werknemers van Galapagos NV maar geen lid van haar Raad van Bestuur of haar Directiecomité.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.

(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to each member of the Legal Department of Galapagos NV, with the power to act individually. These individuals are employees of Galapagos NV but not a member of its Board of Directors or of its Executive Committee.

This proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 20 juli 2016 toe te komen op de zetel van Galapagos NV, per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden omschreven in de oproeping tot de Algemene Vergadering.

The signed proxy form must be received at the latest on 20 July 2016 at the registered office of Galapagos NV by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to be represented by proxy must also comply with the admission conditions described in the convening notice to the Shareholders’ Meeting.

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Buitengewone Algemene Vergadering van 26 juli 2016 Extraordinary Shareholders’ Meeting of 26 July 2016

Volmacht	Proxy
(enkel te gebruiken door Aandeelhouders)	(to be used by Shareholders only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

(Als de naam van de volmachtdrager niet is ingevuld, wordt de volmacht geacht te zijn gegeven aan elk lid van het Legal Department van de Vennootschap, individueel handelend)	(If the name of the proxy holder is not completed, the proxy will be deemed to be given to each member of the Company’s Legal Department, with the power to act individually)

hierna de “volmachtdrager”,

aan wie hij/zij volmacht geeft tot het bijwonen van en om stemrechten uit te oefenen tijdens de Buitengewone Algemene Vergadering van de Vennootschap die zal worden gehouden op dinsdag 26 juli 2016, onmiddellijk na de Bijzondere Algemene Vergadering van 26 juli 2016 om 14 uur, in de kantoren van notaris Matthieu Derynck (Van Halteren, Geassocieerde notarissen, De Lignestraat 13, 1000 Brussel), alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.

hereinafter the “proxy holder”,

to whom he/she gives power of attorney to attend and exercise voting rights at the Extraordinary Shareholders’ Meeting of the Company to be held on Tuesday 26 April 2016, immediately after the Special Shareholders’ Meeting to be held on 26 July 2016 at 2:00 p.m. (CET), at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels), as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmacht-drager ook voor deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote for such new agenda items insofar the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Agenda

1. Kennisname en bespreking van het bijzonder verslag van de Raad van Bestuur, opgemaakt overeenkomstig artikel 604 van het Wetboek van vennootschappen, in verband met de verhoging van het toegestaan kapitaal.	1. Consideration and discussion of the special report of the Board of Directors in accordance with article 604 of the Belgian Companies Code relating to the increase of the authorized capital.

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2. Machtiging aan de Raad van Bestuur om het maatschappelijk kapitaal in het kader van het toegestaan kapitaal te verhogen met maximaal 40% van het maatschappelijk kapitaal.	2. Authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 40% of the share capital.
Voorstel van besluit: De Algemene Vergadering besluit om de tijdelijke statutaire bepalingen in de statuten van de Vennootschap te vervangen door de volgende tekst:	Proposed resolution: The Shareholders’ Meeting resolves to replace the temporary provisions of the articles of association of the Company with the following text:

“Toegestaan kapitaal

Aan de raad van bestuur werd de machtiging verleend om in overeenstemming met artikelen 603 tot 608 van het Wetboek van vennootschappen, in één of meerdere malen, het maatschappelijk kapitaal van de Vennootschap te verhogen in de hierna bepaalde mate. Deze machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen tot het Belgisch Staatsblad.

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Onverminderd strengere wettelijke bepalingen kan de raad van bestuur het maatschappelijk kapitaal van de Vennootschap in één of meerdere malen verhogen met een bedrag van maximaal [●] ([●] EUR), zijnde veertig procent (40%) van het maatschappelijk kapitaal op het ogenblik van de oproeping tot de aandeelhoudersvergadering die deze machtiging heeft verleend. Overeenkomstig artikel 607 van het Wetboek van vennootschappen, kan de raad van bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de Vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de Vennootschap.	Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 40% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van aandelen (met of zonder stemrecht en desgevallend in het kader van warrantplannen voor werknemers, bestuurders en zelfstandige consulenten van de Vennootschap en haar doch-tervennootschappen), van converteerbare obligaties en/of warrants uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, met inbegrip van uitgiftepremies. Bovenvermelde warrantplannen mogen voorzien dat, in uitzonderlijke gevallen (onder meer in geval van wijziging in de controle van de Vennootschap of overlijden), warrants kunnen worden uitgeoefend vóór de derde verjaardag van de toekenning ervan, zelfs indien de begunstigden van deze warrants personen zijn waarnaar wordt verwezen in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen.	The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

De raad van bestuur kan bij de verhoging van het maatschap-pelijk kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de Vennootschap, de voorkeurrechten van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan wordt ten gunste van een of meerdere bepaalde personen andere dan de werknemers van de Vennootschap of haar dochtervennootschappen.	When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

De raad van bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de raad van bestuur hiertoe beslist, dient deze uitgiftepremie op een onbeschikbare reserverekening te worden geboekt die slechts kan worden verminderd of overgeboekt door een besluit van de aandeelhouders-vergadering genomen op de wijze die vereist is voor de wijziging van statuten.	The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

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Buitengewone Algemene Vergadering van 26 juli 2016 Extraordinary Shareholders’ Meeting of 26 July 2016

De raad van bestuur is gemachtigd om de statuten van de Vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.”

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan elk lid van het Legal Department van Galapagos NV, individueel handelend. Deze personen zijn werknemers van Galapagos NV maar geen lid van haar Raad van Bestuur of haar Directiecomité;

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.

The undersigned expressly agrees that:

(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;

(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to each member of the Legal Department of Galapagos NV, with the power to act individually. These individuals are employees of Galapagos NV but not a member of its Board of Directors or of its Executive Committee.

This proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 20 juli 2016 toe te komen op de zetel van Galapagos NV, per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden omschreven in de oproeping tot de Algemene Vergadering.

The signed proxy form must be received at the latest on 20 July 2016 at the registered office of Galapagos NV by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to be represented by proxy must also comply with the admission conditions described in the convening notice to the Shareholders’ Meeting.

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